Exhibit 99.1

English Translation

Equity Joint Venture Contract

for the establishment of

Sinovac (Dalian) Vaccine Technology Co., Ltd.

i

Table of Contents

Chapter I The Parties	1

Chapter II Establishment of Joint Venture	1

Chapter III Purpose, Business Scope and Size	2

Chapter IV Aggregate Investment and Registered Capital	2

Chapter V Contribution Proportion and Deadline of the Parties	2

Chapter VI Responsibilities of the Parties	3

Chapter VII Confidentiality	3

Chapter VIII Board of Directors	3

Chapter IX Supervisors	4

Chapter X Operation and Management Organ	4

Chapter XI Labor Management	5

Chapter XII Insurance	5

Chapter XIII Finance, Accounting, Taxation, Foreign Exchange and Profit Distribution	6

Chapter XIV Amendment, Addition, Change and Termination of Contract	6

Chapter XV Duration, Termination and Liquidation	7

Chapter XVI Liabilities for Breach of Contract	8

Chapter XVII Force Majeure	8

Chapter XVIII Applicable Law and Dispute Settlement	8

Chapter XIX Supplementary Provisions	8

ii

THIS CONTRACT IS  MADE AS OF THIS DAY OF NOVEMBER 22, 2009, BY AND BETWEEN THE FOLLOWING TWO PARTIES:

Sinovac Biotech (Hong Kong) Ltd., a limited liability company duly incorporated and existing under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“PRC”) with its registration address at Room 1906, Lucky Commercial Centre, 103 Des Voeux Road West, Hong Kong (hereinafter referred to as Party A), and .

Dalian Jingang Group Co., Ltd., a limited liability company duly incorporated and existing under the laws of the PRC with its registration address at 59, Middle Liaohe Road, Dalian Economic-Technological Development Area, PRC (hereinafter referred to as Party B).

The abovementioned Party A and Party B are referred to as “the Parties” hereafter.

After friendly negotiation conducted in accordance with the principals of equality and mutual benefit, Party A and Party B, have agreed to establish a Sino-foreign equity joint venture — Sinovac (Dalian) Vaccine Technology Co., Ltd. (hereinafter referred to as “Joint Venture” or “the Company”) in Dalian, Liaoning Province, PRC in accordance with the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Company Law of the People’s Republic of China and other relevant laws and regulations, and the provision of this Joint Venture Contract.

Chapter I The Parties

Article 1      The Parties to this Contract are:

Party A:	Sinovac Biotech (Hong Kong) Ltd.
Registered at:	Room 1906, Lucky Commercial Centre, 103 Des Voeux Road West, Hong Kong
Contact address:	39, West Shangdi Road, Haidian District, Beijing
Zip code:	100085
Telephone:	010-82799306

Party B:	Dalian Jingang Group Co., Ltd.
Registered at:	59, Middle Liaohe Road, Dalian Economic-Technological Development Area
Contact address:	59, Middle Liaohe Road, Dalian Economic-Technological Development Area
Zip code:	116600
Telephone:	0411-87329410

Chapter II Establishment of Joint Venture

Article 2        The name of the Company shall be “科兴（大连）疫苗技术有限公司” in Chinese and “Sinovac (Dalian) Vaccine Technology Co., Ltd.” in English.

The legal address of the Company shall be  No.36, the Second Shengming Road, DD Port, Dalian Economic-Technological Development Area.

Article 3       The Joint Venture shall be organized as a limited liability company liable for all its debts only with its own property and assets. The  liability of each Party shall be limited to the amount of the registered capital subscribed to by it.  The rights and interests as well as risks shall be share by the Parties according to the respective percentages of their investments in the registered capital of the Company.

The Joint Venture shall be a legal person under —the laws of the PRC, it shall observe the laws and regulations of the PRC and all of its activities shall  be fully protected in accordance with the laws, regulations of the PRC. The Joint Venture shall independently undertake full civil responsibilities as an enterprise entity.

Chapter III Purpose and Business Scope

Article 4       The purpose of the Company is to research, develop, produce and sell distribute vaccine products, meet the public health demand of China and even the world via providing safe and effective vaccines to the market, help people build up resistance to diseases, and gain sound economic benefits to achieve return on the Parties’ investment.

Article 5       The Business scope of the Company shall include the research, development, registration and production of human vaccines and/or related products, the marketing and distribution of own made products, and the after-sales service for own made products.

Chapter IV Total Investment and Registered Capital

Article 6        The total  investment of the Company  shall be RMB 4.5 billion;

The registered capital of the Company shall be RMB 2 billion.

A solution shall be found for the balance between the total investment and the registered capital through consultation between the Parties.

Article 7       The registered capital of the Joint Venture shall not be reduced as long as the Joint Venture exists. However, if reduction is truly needed because of changes concerning total investment, production and operation size, and others, reduction may be made and must be approved by the approving authority.

Chapter V Contribution Proportion and the Timetable

Article 8        The contribution amount and proportion of the Parties are:

1.     Party A shall contribute RMB 60 million (or equivalent foreign currency) in cash , representing thirty  percent (30%) of the registered capital of the Company; and

2.     Party B shall make contribution of RMB 140 million in State-owned land use right, plants and machinery equipment (See Appendix for details), representing seventy percent (70%) of the registered capital of the Company.

Article 9        The registered capital shall be contributed by the Parties within six (6) months after the date that the business license of the Company shall be issued.

Article 10      Party B is the legal owner of the assets contributed to the Company listed in the Appendix and enjoys the right to use the said as capital contribution.

Article 11      Each Party may transfer all or any part of its interests in the Company, provided that it obtains the prior written consent of the other Party. When either of the Parties transfers its  all or any part interests in the Company, the other Party shall have a per-emptive right to purchase the said interests under the same conditions. If either of the Parties transfers its equity of the Joint Venture to a third party, the transfer conditions shall be no more favorable than the conditions for transferring to the other shareholder.

Article 12      The Parties agree: after the Joint Venture is established, if the proportion of the equity of the Company held by Party A is less than 25 percent of the Company’s registered capital for any reason, neither “科兴” nor “Sinovac” will be used as the Company name, the Joint Venture shall change its name within 30 days since the date when the equity proportion of Party A becomes an accomplished fact.

Chapter VI Responsibilities of the Parties

Article 13      Party A shall be responsible for the followings:

1. pay its contribution in accordance with provisions set forth in Chapter V hereof;

2. go through formalities for vaccine R&D, production, marketing and other issues concerning the Joint Venture together with Party B;

3. assist Party B on all formalities such as approval (including, but not limited to, industrial approval prior to business license and approval for the establishment of the Joint Venture made by foreign investment competent authority), registration, and others;

4. assist the Joint Venture on the recruitment of domestic business managers, technicians, workers and other personnel needed; and

5. be responsible to deal with other issues commissioned by the Joint Venture.

Article 14      Party B shall be responsible for the followings:

1.  pay its contribution in accordance with provisions set forth in Chapter V hereof;

2.  go through formalities of project establishment, approval, registration, obtaining business license, and other issues concerning the Joint Venture together with Party A;

3.  assist the Joint Venture on the liaison and implementation of water, electricity, traffic, communication and other infrastructures;

4.  assist the Joint Venture on the application of any possible tariff and taxation reduction and any other benefit or preferential treatment; and

5.  be responsible to deal with other issues commissioned by the Joint Venture.

Chapter VII Confidentiality

Article 15      The Parties shall maintain any trade secret or other undisclosed information (referred to as “Information” hereafter) of the other shareholder or its affiliate companies they know during the performance of this Contract in strict confidence, except any of the following circumstances:

1.  The Information has been transferred by the owner;

2.  The Information has been known to the public;

3.  The owner aggress to disclose the Information; and

4.  The Information is disclosed under the requirement of laws and regulations.

Chapter VIII Board of Directors

Article 16      The Board of Directors shall be the highest authority of the Company and shall decide all major issues of relating to the management of the business and affairs of the Company. The date on which the Company obtains its Business License shall be the date of establishment of the Board of Directors.

The Board of Directors shall consist of three (3) directors, of wich two (2) directors shall be appointed by Party A and one (1) director shall be appointed by Party B. The board of director shall have one (1) chairman, who shall be appointed by Party A. The term of directors shall be three (3) years and may be renewed with the approval of the Party which appointed such Director. If any director is appointed and replaced, the Board of Director shall be notified in writing.

Article 17      The Chairman of the Board is the legal representative of the Company. In case that the Chairman is unable to perform his duties, he may delegate any director to perform his duties  temporarily.

Article 18       Resolution for any of the following matters shall be adopted by unanimous affirmative vote of all members of the Board present at the Board meeting:

1.   Any Changes in the registered capital of the Company;

2.   Any amendment or revision to the Company’s Articles of Association;

3.   Any Dissolution, merger or splitting of the Company;

4.   Either of the Parties transfers its equity of the Joint Venture, in whole or in part, to any third party;

5.   Any merger or acquisition made by theCompany; and

6.   Development and implementation of stock ownership plan and/or option plan for senior mangers and/or employees.

Article 19      The powers, the holding and calling procedure, the method for conducting business and the voting procedure of the board meeting shall be subject to the Company’s articles of association.

Chapter IX Supervisors

Article 20      The Joint Venture shall have two (2) Supervisor and each of themshall be appointed by Part A and Part B respectively.

The term of supervisors shall be three (3) years and may be renewed with the approval of the Party which appointed such Supervisor.

Article 21       The supervisors shall have  the following powers:

1.     To inspect the financial affairs of the Company;

2.     To supervise the behavior of the Directors and the senior managements and propose to depose directors or senior officers who violate national statutes, administrative regulations, the articles of association or resolutions of the board meeting;

3.     To demand the director or senior management personnel to correct his/her conduct if such conduct has caused damages to the interests of the Company;

4.     To file law suit against the director or senior management personnel in accordance with the PRC Laws and Regulations; and

5.     Other matters as specified in the Articles of Association.

Chapter X Operation and Management Organ

Article 22      The Company shall adopt a management organisation consisting of one general manager, one deputy general manager, one chief financial officer and a number of senior officers. The general manger shall be nominated by the chairman of the Board of Directors and shall be appointed by the Board of Directors. The deputy general manger, chief financial officer and other senior officers shall be recommended by the general manager, shall be appointed by the board meeting, and shall be responsible for the general manger.

Article 23      If it is appointed by the board of director, the chairman and directors may hold the office of general manger or other senior offices of the Joint Venture.

Article 24      The general manager shall be responsible for the board of director, shall execute resolutions made by the board of direction, shall exercise authorities and fulfill duties within the scope of authority granted by the board of director, and shall organize and exercise leadership in routine operation and business management of the Company.

Personnel in charge of functional departments/rooms shall finish the work concerning their respective departments and handle issues assigned by the general manager and shall be responsible for the general manager and the deputy general manager.

Article 25      The term of office, authorities and other provisions for the general manager shall be prescribed by the articles of association. The general manager shall have the right to sit in on board meetings.

Article 26      In case the general manger or any one of senior offices commits an act of graft or serious dereliction of duty, they may be dismissed at any time upon the decision of the board meeting.

Article 27      The general manager shall submit accounting reports to the Parties according to following schedule:

1.  The general manager shall, within the first (1) month of every fiscal year, develop and submit the accounting report unaudited of the last fiscal year; and within the first two (2) months of every fiscal year, develop and submit the accounting report audited of the last fiscal year; and

2.  The general manager shall submit the accounting budget of the next year sixty (60) days ahead of the ending of every fiscal year.

Chapter XI Labor Management

Article 28      The employment, recruitment, dismissal and resignation of the employees of the Joint Venture and their salary, welfare, labor insurance, labor protection, labor discipline, reward and penalty and other matters shall be handled in accordance with the regulations of labor and social security of the PRC. The plan shall be researched and developed by the board of director, the labor contract shall be executed by the Joint Venture with employees, and labor contract system shall be applied to all employees.

Once a labor contract is executed, it shall be filed with local labor management department.

Article 29      The Joint Venture shall pay social insurances including, but not limited to, pension insurance, unemployment insurance, medical insurance, childbirth insurance, and industrial injury insurance for employees in accordance with relevant exiting laws and regulations of China.

Article 30      The employment, salary, social insurance, welfare, travel expenses and others for senior officers of the Joint Venture shall be discussed and determined by the board of director.

Chapter XII Insurance

Article 31      All insurances of the Joint Venture shall be bought from insurers in China; and the selection of insurer, risk coverage, insured value, and period of coverage shall be discussed and determined by the board meeting in accordance with provisions of the insurer selected.

Chapter XIII Finance, Accounting, Taxation, Foreign Exchange and Profit Distribution

Article 32      The financial, accounting system of the Joint Venture shall be developed in accordance with relevant laws and regulations of financial and accounting systems of China based on the Company’s situations and shall be filed with local financial and taxation departments. The Joint Venture shall pay taxes in accordance with relevant laws and relations of China and employees of the Joint Venture shall pay individual income tax according to the Individual Income Tax Law of the People’s Republic of China.

Article 33      Calendar year system shall be adopted as the fiscal year of the Joint Venture, i.e. a fiscal year is from January 1 to December 31 of a calendar year. Any self made voucher, report and account book shall be written in simplified Chinese.

Article 34     The Joint Venture shall submit accounting reports to the Parties, local taxation department and financial department at specified time.

Article 35      The Parties shall have the right to employ auditors or delegate authorized personnel at its own expense to check the account books, documents and any other material related to the assets and daily operation of the Joint Venture at any time. The Joint Venture shall provide convenience if the said checking is made.

Article 36      Chinese certified public accountants shall be employed to audit the financial accounting report of the Joint Venture, and the auditor result shall be reported to the board of director and the general manager.

Article 37      Any issue relating to foreign exchange of the Joint Venture shall be handled subject to the Regulations on the Foreign Exchange System of the People’s Republic of China and relevant management methods.

Article 38     After the income tax is paid according to the law, the profits of the Joint Venture shall be distributed based on following principles:

1.      Reserve fund, employees’ reward and welfare fund, and enterprise development fund shall be withdrawn with a proportion determined by the board of director;

2.      Except those for making up the loss of the Joint Venture, the reserve fund may be used to increase the capital of the Joint Venture for business expansion provided that it is approved by relevant authority in advance; and

3.      The distributable profits after the three funds are withdrawn as prescribed by item 1 of this article shall be distributed to Parties of the Joint Venture in proportion to their equity held after it is determined by the board of director for distribution.

Article 39       It is not allowed to distribute profits before losses of the Joint Venture in previous years are not made up.

Article 40       Profits in previous years that are not distributed can be accounted into the profit of current fiscal year for distribution.

Chapter XIV Amendment, Addition, Change and Termination of Contract

Article 41       Any amendment or addition to this Contract and its Appendix can be effective only after the Parties reach unanimity, execute written Contract and submit the Contract to the original approving authority for approval.

Article 42       In case it fails to perform the obligations hereunder, in whole or in part, due to force majeure, the Contract may be amended, changed or terminated provided that there are definite references and evidences, and such amendment, change and termination are passed unanimously by the board of director and approved by the original approving authority.

Chapter XV Duration, Termination and Liquidation

Article 43      The duration of joint venture shall be 20 years, which is counted from the date when its business license is issued.

In case the Parties agree to extend the duration of joint venture, written application shall be submitted to the original approving authority six months before the expiration of the duration of joint venture, and the duration can only be extended after being approved; meanwhile change application shall be submitted to the industrial and commercial authority.

Article 44      The Contract may be terminated in advance in case the Parties deem it will serve the best interests of both parties to do so.

Article 45      In case the Joint Venture terminates the Contract in advance, it shall be passed unanimously by the board of director and submitted to the original approving authority for approval.

Article 46      The Joint Venture may be dissolved under any of the following circumstances:

1.  The duration of joint venture is expired;

2.  The Parties so agree unanimously;

3.  The Joint Venture suffers serious losses and can not keep operation;

4.  The Joint Venture can not keep operation for either or both of the Parties fail to perform obligations set forth in the Shareholder Contract and the articles of association;

5.  The Joint Venture can not keep operation due to serious losses caused by force majeure;

6.  The Joint Venture fails to achieve the operation purpose and there is no potential for the Joint Venture; and

7.  Other dissolution causes set forth in the Shareholder Contract and the articles of association emerge.

If circumstances stated in item 2, 3, 5, 6 and 7 of the abovementioned article occur, the dissolution application shall be presented by the board of director and submitted to approving authority for approval; and if circumstance stated in item 4 occurs, application shall be presented by the party that performs the Contract and submitted to approving authority for approval.

Under the circumstance stated in item 4 of this article, the party that fails to perform the Shareholder Contract, the articles of association shall be liable to compensate the Joint Venture and the non-breaching party for losses incurred thereby; the non-breaching party shall have the right to apply to the approving authority for dissolving the Joint Venture according to the law.

Article 47      When the Joint Venture announces dissolution, liquidation shall be made. The Joint Venture shall set up a liquidation group in accordance with the Company Law to take charge of liquidation issues.

Article 48      The tasks for the liquidation group are to complete check the assets, claims and liabilities of the Joint Venture, compile balance sheet and assets list, put forward references for price fixing and calculation, develop liquidation plan, and execute the plan after it is passed by the board meeting.

Article 49      After the claims, liabilities of the Joint Venture are paid off by the liquidation group, the remaining assets shall be distributed to the Parties in proportion to the equity of Joint Venture held.

Article 50      On completion of the liquidation, the liquidation group shall submit a liquidation report to the original approving authority; and after it is passed by the board of director, formalities shall be gone through for nullifying registration in the industrial and commercial authority and business license shall be handed in, at the same time, an announcement shall be made to the public.

Article 51      When the Joint Venture is dissolved, accounts and documents during joint venture shall be properly kept by Party B, and Party A shall have the right to check them and obtain copies at any time.

Chapter XVI Liabilities for Breach of Contract

Article 52      In case this Contract and its Appendix can not be performed or can not be fully performed due to the breach of contract by one party, the breaching party shall take the liabilities for breach of contract; if both of the parties break the contract, each of the parties shall take relevant liabilities for breach of contract respectively based on practical situations.

Article 53      In case the Joint Venture fails to continue operation or achieve the business objective stated in the Contract due to either party does not perform obligations under the Contract and the articles of association, or violates provisions set forth in the Contract and the articles of associations, it shall be deemed that the breaching party terminates the Contract unilaterally.

Chapter XVII Force Majeure

Article 54      If any party fails to perform the Contract or fails to perform the Contract as per conditions agreed during joint venture due to direct impact produced by earthquake, typhoon, flood, fire, war or any other force majeure that is unforeseeable unavoidable and insurmountable, the party suffered force majeure shall notify the other party immediately and shall provide details of the force majeure as well as effective certification for reasons of failing to perform the Contract, in whole or in part, or requiring extension of performance period within fifteen (15) days, and the said certification shall be issued by a notary organ in the place where the force majeure occurs. Based on the degree of impact on the performance of Contract, whether the Contract is terminated, or the liability of performing a part of Contract is exempted, or the performance period is extended shall be determined by the Parties through consultation.

Chapter XVIII Applicable Law and Dispute Settlement

Article 55     The formation of this Contract, its validity, interpretation, execution and settlement of any dispute arising hereunder shall be governed by the laws of the PRC.

Article 56      Any dispute arising from the execution of this Contract shall be settled by the parties through friendly negotiation. In the event the Parties are unable to resolve the dispute  through negotiation, the dispute shall be submitted to the China International Economic and Trade Arbitration Committee (CIETAC) located in Beijing for arbitration in accordance with valid arbitration rules of CIETAC. The arbitration award shall be final and binding on the Parties.

Article 57      In the course of arbitration, this Contract shall be continuously  performed by both Parties except the part of this Contract which is  under arbitration, the Parties shall exercise rights and perform obligations stipulated by this Contract at a time and in a manner prescribed hereby.

Chapter XIX Supplementary Provisions

Article 58      Chinese language shall be the uniform language used in office affairs of the Joint Venture.

Article 59      Any issue not duly covered in this Contract shall be executed in accordance with provisions set forth in the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Regulations for the Implementation of the Law of the People’s Republic of  China on Chinese-Foreign Equity Joint Ventures and other relevant laws and regulations; in addition, the parties may execute complementary Contract through friendly consultation as necessary and submit it to the approving authority for approval.

Article 60      The Appendix hereto is the indispensible part of this Contract and shall possess the same legal validity with this Contract. However, if there is any discrepancy between the Appendix and the Contract, the Contract shall prevail.

Article 61      The Contract and its Appendix shall become effective upon the approval of the Ministry of Commerce of the PRC (or its authorized approving authority).

Article 62      In case of  any notice delivered or sent by the Parties to the other by facsimile or e-mail involving the rights, obligations of the parties, a written letter shall be sent later for confirmation. The addresses listed in Article 1 hereof are the communication addresses of the Parties.

Article 63     This Contract is executed by the legal representatives (or duly authorized representatives) of the Parties on November 22, 2009.

Article 64      This Contract is executed in ten counterparts, and each counterpart shall have the same legal validity. Each  Party and the Company shall keep  one original and the remaining shall be used for approval by, and registration and filing with relevant government departments and the industrial and commercial authority.

(This page is for the signature of the Shareholder Contract of Sinovac (Dalian) Vaccine Technology Co., Ltd. only, with no text below)

Party A: Sinovac Biotech (Hong Kong) Ltd. [stamped with company chop]

Signature:	/s/ Weidong Yin

Title: Chairman

Party B: Dalian Jingang Group Co., Ltd. [stamped with company chop]

Signature:	/s/

Title: Chairman

Appendix: Details of Capital Contribution of Party B

1. Land use right:

1) Use right of the land that is under the State-Owned Land Use Right Certificate [Hi-tech Park State Use No. 12022 (2005)] and located at [36, Second Shengming Road, DD port, Dalian Economic-Technological Development Area], with an area of [55,605.6 square meters]; and

2) Use right of the land that is under the State-Owned Land Use Right Certificate [Large State Use No. 05078 (2008)] and located at [36, Second Shengming Road, DD port, Dalian Economic-Technological Development Area], with an area of [40,080 square meters].

2. House property: houses that are located at [36, Second Shengming Road, DD port, Dalian Economic-Technological Development Area; the addresses of two houses at Kaiyue Apartment shall be subject to their specific locations], with a area of [20,114.51 square meters]; details are as below:

S/N	Certificate No.	Description	Structure	Completion Time	Unit	Floor Area/Volume
1		Factory house, phase I		2003-3-1	M2	4,238.01
2		Office building	Frame	2003-3-1	M2	1,627.00
3		Rear service building	Frame	2003-3-1	M2	1,780.00
4		Laboratory building	Frame	2003-3-1	M2	1,774.00
5		Substation	Frame	2003-3-1	M2	314.00
6		Warehouse	Brick-concrete	2003-3-1	M2	1,295.00
7		Factory house, phase II		2006-6-1	M2	8,849.00
8		Guard room	Brick-concrete	2003-3-1	M2	24.00
9		Underground boiler room	Reinforced concrete	2003-3-1	M2	53.00
10		7, F/21, Flat B, Kaiyue Apartment		2008-10-17	M2	62.25
11		7, F/27, Flat B, Kaiyue Apartment		2008-10-17	M2	62.25
12		Dangerous cargo warehouse	Brick-concrete	2003-3-1	M2	36.00
Total						20114.51

If the floor area of the aforementioned house properties located at 36, Second Shengming Road, DD port, Dalian Economic-Technological Development Area is inconsistent with that stated in the Property Ownership Certificate, Party A and Party B will approve and accept the fact.

3. Machinery equipment: AKTA automatic chromatographic systems, XS2 automatic pharmaceutical container inspection machines, vacuum refrigerating dryers and other machinery equipment, with [1,468] units in total;

4. Current assets: 20 items of raw material, 20 items of turnover material in warehouse, and 522 items of turnover material in use;

5. Party A and Party B confirm and agree that details of the assets of Party B for paying contribution shall be based on assets listed in Liao Guanyu Appraisal No. 0125 [2009] Assets Appraisal Report; and following adjustment have been made by the parties:

1) The value of <Inventory — Raw Material Checking List> is RMB 4,460,733, excluding the value of calf serum and new-born calf serum;

2) The value of <Development Expense Checking and Appraisal List> is RMB 2,268,000, excluding the value of the invention patent for chicken pox antiserum; and

3) The appraisal value of five vehicles including a BMW of <Fixed Assets Vehicle Checking and Evaluation List> is adjusted as the book value.

The value of the assets listed in item 1 through 5 for capital contribution has been verified by Party A, and the parties agree to define the said assets as RMB 1.4 billion of capital contribution through consultation.